Exhibit 99.1

CyberArk Announces Preliminary Second Quarter 2017 Financial Results

CyberArk to Report Full Second Quarter Financial Results on August 8, 2017

NEWTON, Mass. and PETACH TIKVA, Israel – July 13, 2017 – CyberArk (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced preliminary results for the second quarter ended June 30, 2017.

Based on preliminary information, CyberArk currently expects to report second quarter 2017 preliminary results of:
•	Total revenue in the range of $57.0 million and $57.5 million compared to the company's previous guidance of total revenue in the range of $61.0 million to $62.0 million.
o	License revenue in the range of $30.0 million and $30.5 million.
•	GAAP operating income in the range of $700,000 and $1.1 million.
•	Non-GAAP operating income in the range of $8.5 million and $8.9 million, compared to the company's prior guidance of between $10.9 million and $11.7 million.
•	Cash flow from operations of approximately $29 million for the first six months of 2017.
•
Cash, cash equivalents, marketable securities and short term deposits at June 30, 2017 to be approximately $283 million at June 30, 2017, which reflects the approximately $42 million in cash consideration paid for the acquisition of Conjur, Inc. in May 2017.

CyberArk will provide full financial results including its GAAP and non-GAAP earnings per share and updated guidance during its conference call on August 8, 2017.
Second quarter 2017 preliminary, unaudited results are based on management's initial review of operations for the quarter ended June 30, 2017 and are subject to change based on the completion of the company's quarter-end reporting process and review.
"We are disappointed that our results for the second quarter will be below the guidance we provided in May," said Udi Mokady, CyberArk Chairman and CEO.  "The primary reason for our revenue shortfall was our performance in EMEA, where certain deals that we anticipated would close did not close by the end of the quarter. We are actively working to determine and implement the appropriate steps to improve execution, drive stronger results and enhance visibility into our EMEA performance."

"There were a number of positive trends in the quarter.  The Americas and APJ continued to grow, our pipeline expanded and market fundamentals for privileged account security across all geographies continued to be robust.  We believe that our significant greenfield opportunity, leadership position in the market, and strategy will deliver long term value to our shareholders," concluded Mokady.

Preliminary Results Conference Call Today
CyberArk will host a conference call today, July 13, 2017, at 5:00 p.m. Eastern Time to discuss its preliminary second quarter results. To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 54985835.  Additionally, a live webcast of the conference call will be available via the "Investor Relations" section of the company's web site at www.cyberark.com.

A replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international).  The conference ID is 54985835. An archived webcast of the conference call will also be available in the "Investor Relations" section of the company's website at www.cyberark.com.
Full Quarterly Results for the Second Quarter Conference Call on August 8, 2017
CyberArk plans to report full financial results for the quarter ended June 30, 2017 after the close of the market on August 8, 2017 at 4:30 p.m. Eastern Time (ET) to discuss the company's second quarter financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 44458128. Additionally, a live webcast of the conference call will be available via the "Investor Relations" section of the company's web site at www.cyberark.com.
Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 44458128. An archived webcast of the conference call will also be available in the "Investor Relations" section of the company's website at www.cyberark.com.

Non-GAAP Financial Measure
CyberArk believes that the use of non-GAAP operating income is helpful to our investors. This financial measure is not a measure of the Company's financial performance under U.S. GAAP and should not be considered as alternatives to operating income or any other performance measures derived in accordance with GAAP.

Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, amortization of intangible assets related to acquisitions and acquisition related expenses.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company's non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business and an important part of the compensation provided to its employees. The Company believes that expenses related acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company's industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company's reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

CyberArk has not provided a reconciliation of this estimated non-GAAP financial measure to its comparable GAAP financial measure because it could not produce the corresponding GAAP financial measure by the date of this press release without unreasonable effort. GAAP results and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure will be presented in connection with CyberArk's press release reporting full financial results for the quarter ended June 30, 2017 scheduled to be released after the close of the market on August 8, 2017.

Cautionary Language Concerning Forward-Looking Statements
This press release contains forward-looking statements, which express the current beliefs and expectations of CyberArk's (the "Company") management, including without limitation those regarding the second quarter 2017 financial results that CyberArk expects to announce. In some cases, forward-looking statements may be identified by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential" or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company's solutions or internal network system, or the failure of  the Company's customers or channel partners to correctly implement the Company's solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company's ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading "Risk Factors" in the Company's most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world's leading companies – including more than 50 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blog, or follow on Twitter via @CyberArk, LinkedIn or Facebook.
Copyright © 2017 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

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Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com